Exhibit 99.1

STANCORP FINANCIAL GROUP, INC.

CORPORATE GOVERNANCE GUIDELINES

The business and affairs of StanCorp Financial Group, Inc., an Oregon corporation, (the “Company”) are managed under the direction of its Board of Directors (the “Board”). The Directors are elected by and act on behalf of the shareholders. The Board represents the shareholders’ interest in perpetuating a successful business and optimizing long-term financial returns in a manner consistent with applicable legal and ethical requirements. The Board is responsible for identifying and taking reasonable actions to help assure that the Company is managed in a way designed to achieve these results.

1.	Election of Directors

Directors are elected in classes to serve three year terms with the term of office of one class of Directors expiring at each annual meeting. Shareholders elect a class of Directors at each annual meeting and membership is apportioned such that all classes of Directors are nearly equal in size. Shareholders may propose nominees for consideration by the Nominating and Corporate Governance Committee by submitting names and supporting information to: Corporate Secretary, StanCorp Financial Group, Inc., P.O. Box 711, Portland, OR 97207. Shareholder nominations must be submitted in accordance with the timeframes and requirements published annually in the Company’s proxy statement.

Any nominee for Director in an uncontested election as to whom a majority of the shares of the Company that are cast in such election are designated to be voted “against” his or her election shall promptly tender his or her resignation to the Chair of the Nominating & Corporate Governance Committee. The Nominating & Corporate Governance Committee shall evaluate the best interests of the Company and its shareholders and shall recommend to the Board of Directors the action to be taken with respect to such tendered resignation. The Board shall act on a Director’s offer to resign within 100 days of the shareholder vote at issue, and any director who tenders his or her resignation shall not participate in consideration of the resignation by the Board or Committee.

2.	Selection of New Directors

The Company endeavors to maintain a Board of Directors representing a diverse spectrum of expertise, background, perspective and experience. The Nominating & Corporate Governance Committee, with direct input from the Chairman of the Board, the Lead Director, and the Chief Executive Officer shall identify qualified candidates to become Board members and make nomination recommendations to the full Board for approval by shareholders.

3.	Director Qualifications

A candidate for service on the Board of Directors of the Company should possess the following qualities:

A.	Sound judgment, good reputation and integrity, and should be a person of influence who has earned the prestige to be recognized as a leader in his/her community.

B.	A keen sense of the responsibilities of Directorship and the ability to take a long-term, strategic view.

C.	The willingness and availability to attend at least 75% of all Board and committee meetings and to study background material in advance, and to otherwise fully perform all of the responsibilities associated with serving as a Director of the Company.

D.	An understanding of conflicts of interest and the willingness to disclose any real or potential conflict that would prevent or influence his/her acting as a Director in trust for shareholders of the Company.

E.	Be or become a shareholder of the Company. The candidate should have a positive conviction concerning the businesses of the Company, and be committed to serving the long-term interests of the Company’s shareholders.

F.	Be currently or formerly actively engaged in business, professional, educational or governmental work. Successful experience leading large organizations is preferred, as is ability, skills or experience in some or all of the following areas:

i)	Expertise in financial accounting and corporate finance

ii)	An understanding of management trends in general

iii)	Knowledge of the Company’s industry

iv)	Leadership skills in motivating high-performance talent

v)	The ability to provide strategic insight and vision

G.	The willingness at all times to express ideas about matters under consideration at Board meetings. The candidate should have the ability to dissent without creating adversarial relations among Board members or management.

H.	The ability to meet any requirement of the Oregon Business Corporation Act and, to the extent applicable, of the Oregon Insurance Code.

I.	A reputation and a history of positions or affiliations befitting a director of a large publicly held company.

4.	Size of the Board

The Board consists of no less than nine (9) and no more than twenty-one (21) Directors. Within this range, the number of Directors is determined from time to time by the Board.

5.	Service on Other Company Boards.

The number of Boards on which a Director serves should be considered on a case by case basis, taking into account each Director’s individual circumstances. Factors to consider include occupational status, number of other board memberships, non-profit obligations, and the nature and extent of these and other service commitments. Each Director should be able to demonstrate the capacity and willingness to fully prepare for, attend, and actively participate in the meetings of the Board of Directors.

6.	Director Independence Standards

The Board is comprised of a majority of Directors who qualify as independent directors (“Independent Directors”) under the listing standards of the New York Stock Exchange. The Board will review annually the relationship that each Director has with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). Following such annual review, only those Directors whom the Board affirmatively determines have no material relationship with the Company will be considered Independent Directors, with the understanding that the Board’s consideration regarding the materiality of the relationship will address both the individual and the Company.

The Board has established categorical standards for relationships with Company customers and vendors of which a Director is an employee or a Board member. Contracts or relationships with such companies having a value that is less than the lesser of 2% of the Company’s total annual revenues, or $1 million, will not be presumed to affect a Director’s independence.

The Board has also established categorical standards of acceptable charitable contributions. Contributions of less than $120,000 annually to a charitable entity of which a Director is an employee or Board member will not be deemed to affect a Director’s independence. Contributions of over $120,000 to a charitable entity of which a Director is an employee or Board member will be presumed to impact a Director’s independence unless the full Board affirmatively determines otherwise.

7.	Board and Committee Meetings

The full Board meets in February, May, August, and November. All Committees meet in conjunction with each of these Board meetings. The Audit Committee also meets following the end of each quarter to review and discuss Company financial statements. The Organization and Compensation Committee also has a regular meeting in December. The full Board also meets annually to discuss strategic review and planning, to interact with management, and to develop a greater understanding of the Company’s business.

8.	Executive Sessions of the Board

Executive sessions of the Board shall be presided over by the Lead Director (an Independent Director) without Company management present. Executive sessions shall be conducted at each regular meeting of the Board.

9.	Director Responsibilities

In discharging its responsibilities, the Board performs the following principal functions:

•	The Board is responsible for overseeing and understanding the Company’s strategic plans from inception through development and the effective implementation of such plans

•	Approving major Company initiatives

•	Providing general oversight of the business

•	Overseeing the Company’s business conduct programs (compliance with laws and ethical conduct) as well as the Company’s activities in regard to corporate citizenship

•	Selecting Director candidates, whether or not nominated by shareholders pursuant to applicable Securities & Exchange Commission rules, and compensating Directors

•	Selecting, compensating, evaluating and, when appropriate, replacing the president and chief executive officer

•	Planning for succession with respect to the president and chief executive officer as well as other senior executives

In performing their duties, Directors will provide direct communication with management and the Board, and objective advice, counsel and critique in regard to significant issues affecting the long-term success and continuity of the business. The Independent Directors will not participate in the day-to-day management of the Company’s business.

Directors are expected to spend the time and effort necessary to properly understand and discharge their duties, including reviewing materials prepared for each Board and Committee meeting in advance and otherwise appropriately preparing for such meetings. All Directors are expected to attend the Annual Meeting of Shareholders. Directors are expected to regularly attend the Board and Committee meetings on which the Director sits. It is understood that on occasion a Director may be unable to attend a meeting, in which case the Chairman of the Board or the Chair of the appropriate Committee should be notified in advance of the meeting.

Directors are expected to be active participants in Committee and Board discussions and decision making. Directors are also expected to keep themselves informed on developments regarding corporate governance as well as other significant issues impacting or relating to the Company.

Directors are expected to comply with all the requirements of the Code of Business Conduct and Ethics for The Board of Directors. The full Board must approve and disclose changes to or waivers of the Code of Business Conduct and Ethics for The Board of Directors or the Code of Ethics for Senior Officers.

The Chair of each Committee will provide input on the Committee agendas, and report to the full Board on matters requiring Board approval or matters of significance or interest. Committee membership and the Chair positions are reviewed and regularly revised and rotated.

Directors must submit their resignation to the Chair of the Nominating & Corporate Governance Committee with a copy to the Chief Executive Officer upon a change in their principal employment or other change in circumstance that would present a conflict of interest or call into question the ability of the Director to meet all of his or her obligations as a Director of the Company. In such instances, the full Board will determine whether to accept the offer of resignation giving due consideration to the recommendation of the Chair of the Nominating & Corporate Governance Committee.

10.	Committees of the Board of Directors

The following Committees of the Board are currently in place to assist Directors in discharging their responsibilities to shareholders. Additional committees may be created at the Board’s discretion.

Audit Committee

Nominating & Corporate Governance Committee

Organization & Compensation Committee

11.	Director Retirement and Term Limits

There is a mandatory retirement age of seventy-two (72) for Directors. Directors attaining seventy-two (72) during a current term must retire effective with the date of the next occurring annual shareholders meeting, and may not stand for re-election. There will be no term limits for Directors. Directors are allowed to succeed themselves at the end of a term.

12.	Director Access to Management and Independent Advisors

Directors shall at all times have access, as they consider in their sole discretion necessary or appropriate, to the management of the Company as well as any independent consultants of the Company.

13.	Director Compensation

A.	Non-employee Directors and Committee Chairs shall receive reasonable compensation for their services, to be determined from time to time by the Board upon recommendation by the Nominating & Corporate Governance Committee. The Committee shall annually review and report to the Board with respect to Director compensation and benefits.

B.	Directors who are employees of the Company receive no additional compensation for serving as Directors.

14.	Director Orientation and Continuing Education

In addition to the education process inherent in management’s provision of relevant materials to the Board on a regular basis, the Nominating & Corporate Governance Committee shall oversee the development and implementation of a new Director orientation program and a continuing education program for all Directors. Directors will participate in at least one company-funded continuing education program relating to their service as a Board and committee member during each full three-year term of service as a Director and will verify their participation prior to standing for re-election.

15.	Annual Performance Evaluation of the Board of Directors

Led by the Nominating & Corporate Governance Committee, the Board and its Committees annually conduct a self-evaluation of their effectiveness. The Nominating & Corporate Governance Committee provides the Board with an annual report assessing the Board’s performance and provides the Board with recommendations for improvements in the Board’s operations. The Nominating & Corporate Governance Committee may utilize the services of the Lead Director or an independent consultant to review the evaluation forms and provide feedback and counsel to the Directors.

16.	Management Succession

The Nominating and Corporate Governance Committee shall in consultation with the Chairman of the Board, Lead Director and Chief Executive Officer, oversee succession planning for the Chief Executive Officer role. The Organization & Compensation Committee shall, in consultation with the Chairman of the Board, Lead Director and Chief Executive Officer, oversee succession planning for other senior executive positions. Due consideration shall be given to facilitating a smooth transition of leadership upon the occurrence of contingencies such as the unexpected departure, death or disability of the CEO.